UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015
Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 25, 2015

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer

NEWS RELEASE

PORTAGE COMPLETES NON-BROKERED PRIVATE PLACEMENT IN TWO TRANCHES  FOR A TOTAL PROCEEDS OF US$ 5,155,080

Toronto, Ontario, June 25, 2015 – Portage Biotech Inc. (“Portage” or “the Company”) (Canadian Securities Exchange: PBT.U , OTC Markets : PTGEF,), is pleased to announce that it has completed its non-brokered private placement raising US$5,155,080 through issuance of approximately 36.8 million common shares at US$0.14 each. The private placement was completed in two tranches, first tranche closed on June 15, 2015 as per our press release of June 16, 2015 and second and final tranche closed on June 24, 2015. The Company is debt free. Total number of common shares issued and outstanding after this private placement are 245,438,890.

The proceeds are to be used for further development activities at its two subsidiaries Biohaven and Portage Pharma, two new investments to expand our pipeline and for general operational activities.

The common shares issued are subject to restrictions as applicable under the US and Canadian securities laws.

In connection with the closing of the private placement, Portage issued 1,841,100 restricted common shares to MediqVentures Ltd, and its nominees as a finders’ fee. MediqVentures Ltd is owned by two of the Company’s directors with which the Company has a consulting contract.

"We are very pleased to have completed this financing, which was over-subscribed “said Dr. Declan Doogan, CEO of Portage. "We appreciate the continued support of our existing shareholders, and are glad to have added new investors. This financing will allow the Company to advance our drug development candidates to complete significant milestones and also allows us to add two new investments that we are very excited about.”

About Portage:

Portage is engaged in researching and developing pharmaceutical and biotech products through to clinical “proof of concept” with an initial focus on unmet clinical needs. Following proof of concept, Portage will look to sell or license the products to large pharmaceutical companies for further development and commercialization.

Portage is seeking discovery and co-development partners in areas such as cancer, infectious disease, neurology and psychiatry developing novel targeted therapies, stem cell therapy and even older marketed products that have been found to have novel patentable characteristics that bring new value to patients.

Portage seeks to work with a wide range of partners, in all phases of development through in-licensing or other types of alliances. The collaboration may include direct funding or investing human capital from our extensive pool of talented scientists and physicians. Specifically Portage will invest sweat equity as well as, or instead of, capital. This internal pool of drug developers, financiers, scientists and physicians will provide unique value-add for our partners including but not limited to mitigating risks, clinical trial design, regulatory expertise and maximizing the rewards.

Portage has two operating subsidiaries – Portage Pharmaceuticals Limited (“PPL”) which is wholly owned by Portage and Biohaven Pharmaceutical Holding Company Limited (“Biohaven”) in which Portage holds 54% equity.

PPL

PPL has successfully validated a new proprietary cell permeable peptide platform technology derived from human genes. This proprietary platform technology has been shown to efficiently deliver an active pharmacological agent or cargo into a cell without disrupting the cell membrane. The platform has favourable pharmaceutical properties simplifying formulation development for systemic and locally administered conjugates which will allow more rapid development of drug products. PPL has converted its previously filed provisional patent application for this delivery system to an international patent application that includes a variety of structures utilizing cargos that address important areas of medical need.

Biohaven

Biohaven’s first drug candidate, BHV-0223, is a reformulated glutamate modulating agent being developed for treatment-resistant mood and anxiety disorders. Biohaven plans to begin a Phase 1 pharmacokinetic and biomarker study by 3Q2015 to confirm optimized drug exposure levels of its novel formulation.

For further information, contact Dr.Greg Bailey, the Chairman at gb@portagebiotech.com or Kam Shah, Chief Financial Officer, at (416) 929-1806.or ks@portagebiotech.com or refer to a detailed power point presentation on our website at www.portagebiotech.com

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Portage's current views and assumptions about future events and financial performance.  Portage cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Portage assumes no obligation and expressly disclaims any duty to update the information in this News Release.